April 12, 2017

<u>Via EDGAR</u>

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Re: <u>Mill City Ventures III, Ltd.—File No. 814-00991</u>
        <u>Rule 17g-1(g) Fidelity Bond Filing</u>

Ladies and Gentlemen:

On behalf of Mill City Ventures III, Ltd., a Minnesota corporation (the "Company"), enclosed herewith for filing, pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended, are the following:

1. a copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid; and

2. a Certificate of the Chief Executive Officer of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (952) 479-1921.

Very truly yours,

Mill City Ventures III, Ltd.

/s/ Douglas M. Polinsky
Douglas M. Polinsky
Chief Executive Officer

MILL CITY VENTURES III, LTD.

OFFICER CERTIFICATE

The undersigned, Douglas M. Polinsky, Chief Executive Officer of Mill City Ventures III, Ltd., a Minnesota corporation, does hereby certify that:

1. This Certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the corporation's fidelity bond pursuant to Rule 17g–1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this Certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Chief Executive Officer of the corporation, and has custody of the corporate records of the corporation and is a proper officer to make this Certification.

3. Attached hereto as *Exhibit A* is a copy of the text of resolutions approved by the Board of Directors of the corporation, including a majority of the Board of the Directors who are not "interested persons" of the corporation, approving the fidelity bond.

4. The premium for the fidelity bond has been paid for.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 1st day of April 2017.

/s/ Douglas M. Polinsky
Douglas M. Polinsky
Chief Executive Officer

RENEWAL OF FIDELITY BOND

WHEREAS, Section 17(g) of the 1940 Act and Rule 17(g)-1 thereunder requires, among other things, the Corporation to obtain a fidelity bond with a reputable fidelity insurance company to safeguard the Corporation's investment securities;

WHEREAS, the existing fidelity bond of the Corporation will expire in March 2017, and the officers of the Corporation have bound fidelity bond coverage with an insurer (Chubb), so as to avoid any lapse in bonding coverage and with the new coverage to expire in March 2018, all as set forth in the documentation attached hereto;

WHEREAS, legal counsel to the Corporation has advised management and the Board that the coverage amount contained in the proposed renewed fidelity bond is sufficient to comply with the requirements of Rule 17(g)-1 under the 1940 Act; and

WHEREAS, the Board believes it is in the best interests of the Corporation to approve the fidelity bond for which coverage has been bound in compliance with the above-referenced legal requirements;

NOW, THEREFORE, BE IT HEREBY RESOLVED: that the Board authorizes and directs the officers of the Corporation to renew the fidelity bond coverage as described above, pay the required premium, and execute and deliver any and all documents required to secure the fidelity bond; and

FURTHER RESOLVED, that the officers of the Corporation are authorized to execute and deliver any and all such other documents and instruments, and perform such other actions, as they may in their discretion deem necessary or appropriate in order to effectuate the intent of each of the foregoing resolutions; that all actions heretofore taken by the officers of the Corporation with respect to or in connection with any of the matters described above are ratified, approved and confirmed in all respects.

* * * * * * *



March 22, 2017

RE: Confirmation of Binding for

To:

Account Number:	930554
Account:	Mill City Ventures III LTD
	328 Barry Avenue South #210
	Wayzata, MN 55391

In care of:

Producer Contact:	Shari Travers
Producer:	ALLIANT INSURANCE SERVICES INC
	901 MARQUETTE AVE #1500
	MINNEAPOLIS, MN 55402-0000
Licensed Producer:	Shari Travers

Chubb Contact:	Rachel Blum
	(312)529-6703
	rblum@chubb.com

Product:	**Executive Protection Portfolio Policy**

Writing Company:	Federal Insurance Company

Policy Form:	14-02-7302 (Ed. 11/2002)

Assigned Policy Number:	8234-7609

Policy Period:	From: March 17, 2017
	To: March 17, 2018
	At 12:01 A.M. local time at the address in Item 1.

Dear Shari:

On behalf of Federal Insurance Company, we are pleased to bind coverage on the following terms:

<u>**Executive Protection Portfolio Package Including:**</u>
General Terms and Conditions Section- Form # 14-02-7302
CRIME Coverage Section - Form # 14-02-7307

GENERAL TERMS AND CONDITIONS

Endorsements: The titles and headings are for convenience only. Please refer to the policy and endorsements for a description of coverage.

10-02-1295(6/07 ed.)	Important Notice to Policyholders
10-02-2543(10/16 ed.)	ADDRESS CHANGE ENDORSEMENT
14-02-21014(1/14 ed.)	MINNESOTA AMENDATORY ENDORSEMENT
14-02-6647(9/03 ed.)	Minnesota Insurance Guaranty Association Notice
14-02-7757(12/02 ed.)	Minnesota Amendatory Endorsement Executive Protection Portfolio General Terms and Conditions
14-02-9228(2/10 ed.)	Compliance with Applicable Trade Sanction Laws

CRIME COVERAGE SECTION

Coverage	Limit
Employee Theft	$200,000
Premises	$200,000
Transit	$200,000
Forgery	$200,000
Computer Fraud	$200,000
Funds Transfer Fraud	$200,000
Money Orders and Counterfeit Fraud	$200,000
Credit Card Fraud	$200,000
Client	$200,000
Expense	$50,000
Retention	$25,000
Premium:	$3,320.00
Commission:	12.50%

Endorsements: The titles and headings are for convenience only. Please refer to the policy and endorsements for a description of coverage.

14-02-13658(3/14 ed.)	Pension Protection Act Enhancement Endorsement
14-02-17548(3/11 ed.)	Executive Protection Crime Advantage Endorsement
14-02-19671(8/14 ed.)	PRIVACY AND DATA BREACH EXCLUSIONS ENDORSEMENT
14-02-21135(6/16 ed.)	SOCIAL ENGINEERING FRAUD COVERAGE ENDORSEMENT
14-02-7766(9/02 ed.)	Minnesota Amendatory Endorsement to the Executive Protection Portfolio Policy Crime Coverage Section

Total Policy Premium:	$3,320.00
Payment Due:	Due 45 days from the end of the month in which the premium is EFFECTIVE.
Policy Commission:	12.50%
Billing Type:	Agency Bill

Chubb Group of Insurance Companies	525 W Monroe Street
312.775.3100	
Suite 700	Fax 312.454.4401
Chicago, IL 60661	

<u>Important</u>

Term of Binder
        From   12:01 a.m. on March 17, 2017
        To   12:01 a.m. on April 16, 2017

This Binder shall terminate automatically upon the expiration shown above, or upon the issuance of the policy, whichever occurs first. A short rate premium charge will be made for this Binder unless the Policy is issued by the Company and accepted by the entity referred to above.

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Insured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Insured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio

We appreciate the opportunity to be of service to you, and we look forward to receiving payment of the premium by the due date. Once coverage becomes effective, cancellation for non payment will be on a pro-rata basis.

If you have any questions, please call me.

Sincerely,

Rachel Blum
Underwriter
phone: (312) 529-6703
fax: (312)454-4401
email: rblum@chubb.com

Chubb Group of Insurance Companies   525 W Monroe Street
                         312.775.3100
                         Suite 700   Fax 312.454.4401
                         Chicago, IL 60661



OFFEREE DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(new policies and renewals with no terrorism
exclusion or sublimit and no premium charge)

Insuring Company: Federal Insurance Company

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act") effective December 26, 2007, we are making available to you insurance for losses arising out of certain acts of terrorism. The policy you are purchasing already includes insurance for such acts. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of the offered policy's annual premium that is attributable to insurance for acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.